UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Clarification Regarding Recent Unauthorized Filing, Chief Executive Officer Status, and Purported Employment Agreement

On May 31, 2025, Color Star Technology Co., Ltd. (the “Company”) became aware of a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on or about May 30, 2025 (the “Unauthorized May 30 Filing”). The Unauthorized May 30 Filing purported to announce: (i) the resignation of Mr. Louis Luo as the Company’s Chief Executive Officer (“CEO”); (ii) the appointment of Ms. Samantha Huang as CEO; and (iii) the entry into an employment agreement with Ms. Huang for the CEO position.

The Company had no prior knowledge of the Unauthorized May 30 Filing and was unaware of its existence until reviewing the same upon its filing with the SEC. The Company unequivocally disavows the Unauthorized May 30 Filing in its entirety, including the substance and legal efficacy of all assertions made therein regarding the CEO position and any related purported agreements or appointments.

The Company confirms the following:

1.	Mr. Louis Luo has not signed any resignation document and has not resigned from his position as Chief Executive Officer of the Company. Mr. Luo remains the Company’s CEO and continues to serve in his role and carry out his duties as CEO. The Board has not received, reviewed, or approved any resignation from Mr. Luo.

2.	The board of directors of the Company (the “Board”) has not appointed Ms. Samantha Huang, or any other individual, as CEO of the Company. Consequently, Ms. Huang has not assumed the role of CEO.

3.	The purported employment agreement with Ms. Huang for the CEO position, as mentioned and filed as an exhibit to the Unauthorized May 30 Filing, was not authorized, reviewed, or approved by the Board or any of its duly constituted committees. Therefore, any such purported employment agreement is void and not binding on the Company.

4.	The appointment and removal of the Company’s CEO are subject to the approval of the Board in accordance with the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”) and applicable corporate governance procedures. With respect to Ms. Huang, while her name was provided to the Nominating Committee as a potential candidate, the Nominating Committee had requested that due diligence and a video interview be conducted as part of its evaluation process. Neither this due diligence nor the interview was completed prior to the Unauthorized May 30 Filing. Therefore, the Nominating Committee had not completed its evaluation process, nor had it made any recommendation to the Board regarding the appointment of Ms. Huang or any other candidate as CEO. No actions regarding a change in the CEO position or the approval of a CEO employment agreement have been taken or approved by the Board in accordance with these established corporate governance procedures as outlined in Articles 29.1 and 32.1 of the Articles.

The Company believes that the purported actions or events described in the Unauthorized May 30 Filing are not legally valid, and that the person or persons who filed, or who participated in or directed the filing of, such Unauthorized May 30 Filing were not legally entitled to do so.

The Company is currently conducting an internal investigation into the circumstances surrounding the Unauthorized May 30 Filing and the unauthorized execution of the purported employment agreement. The Company is taking immediate steps to prevent any future unauthorized filings or dissemination of false information and to reinforce its internal controls.

The Company encourages all shareholders and the public to disregard the Unauthorized May 30 Filing in its entirety as it relates to the CEO position and any related employment agreements. Shareholders should rely on the Company’s official communications channels for accurate information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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